

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 16, 2021

Peter Klamka
Chief Executive Officer
Cordia Corporation
401 Ryland St.
Reno, NV, 89502

> **Re: Cordia Corporation**
> **Amendment No. 2 to Registration Statement on Form 10-12G**
> **Filed October 21, 2021**
> **File No. 000-51202**

Dear Mr. Klamka:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Amendment No. 2 to Registration Statement on Form 10-12G

Contractual Obligations and Commitments, page 10

1.   You indicate that you intend to operate a subscription based business. You also indicate that pursuant to your license agreements, a certain percentage of gross receipts will be due to Denise Richards, Carmen Electra and Holly Sonders as a royalty for usage of their image and likeness. Please revise to clarify how the company intends to generate revenue, including from subscriptions and/or gross receipts, and clearly disclose the fact that, in the aggregate, 80% of gross receipts for 36 months will be due under your licensing agreements. In addition, revise to clarify whether any payments have been made under any of these agreements. Finally, file the license agreements as exhibits.

Directors, Executive Officers, Promoters, and Control Persons, page 11

2.   Please revise to clarify whether Mr. Klamka serves as an officer or director of any other companies and not only publicly traded companies.

Certain Relationships and Related Transactions and Director Independence, page 12

3.   We note your disclosure that "The company has received advances totaling $12,010 from Peter Klamka." However, your financial statements indicate that as of June 30, 2021, you had $48,648 owed to Mr. Klamka. Please reconcile and revise to include the information required by Item 404(d) of Regulation S-K.

Item 13. Financial Statements and Supplementary Data, page F-1

4.   Please revise to include the audited financial statements for the years ended December 31, 2020 and 2019. Refer to Rule 8-02 of Regulation S-X.

Exhibits

5.   Please file your agreement with Leonite Fund 1 LLC as an exhibit or tell us why it is not required. Refer to Item 601 of Regulation S-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Joyce Sweeney, Senior Staff Accountant, at (202) 551-3449 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Derby, Staff Attorney, at (202) 551-3334 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology